Exhibit 12

Nucor Corporation

2015 Form 10-Q

	Computation of Ratio of Earnings to Fixed Charges
	Year-ended December 31,					Six Months Ended	Six Months Ended
						July 4,	July 5,
	2010	2011	2012	2013	2014	2015	2014
	(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$267,115	$1,251,812	$852,940	$791,123	$1,204,577	$335,267	$449,366
Plus: (earnings)/losses from equity investments	32,082	10,043	13,323	(9,297)	(13,505)	(435)	(7,676)
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	163,626	183,541	179,169	164,128	178,240	88,876	91,027
Plus: amortization of capitalized interest	2,332	2,724	2,550	3,064	4,166	1,877	2,198
Plus: distributed income of equity investees	4,923	3,883	9,946	8,708	53,738	12,142	11,504
Less: interest capitalized	(940)	(3,509)	(4,715)	(10,913)	(2,946)	(91)	(2,638)
Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(73,110)	(83,591)	(88,507)	(97,504)	(101,844)	(51,081)	(38,559)

Total earnings/(loss) before fixed charges	$396,028	$1,364,903	$964,706	$849,309	$1,322,426	$386,555	$505,222

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$162,213	$182,321	$178,218	$162,899	$177,088	$88,310	$90,408
Estimated interest on rent expense	1,413	1,220	951	1,229	1,152	566	619

Total fixed charges	$163,626	$183,541	$179,169	$164,128	$178,240	$88,876	$91,027

Ratio of earnings to fixed charges	2.42	7.44	5.38	5.17	7.42	4.35	5.55